UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.25)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4323-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,712,214
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 98,712,214
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,986,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,986,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,986,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No.25 TO SCHEDULE 13D

This Amendment No.25 Schedule 13D (“Amendment No.25”) amends and restates Items 2, 3, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No.25 but not defined herein have the meaning given to such terms in Schedule 13D, as amended and restated from time to time.

Item 2. Identity and Background

 (a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation organized under the laws of Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman and CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 4th floor, Harbour Place, South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000 Montevideo, Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

 (d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D

CUSIP No. 226406106

Item 3. Source and Amount of funds or Other Consideration

                As of June 9, 2023 Cresud’s Common Stock beneficially owned by the Reporting Persons consisted of 267,986,787 shares, representing 38.70% of Cresud’s share capital on a fully diluted basis.

Item 4. Purpose of Transaction

Since December 15, 2020, the Reporting Persons have increased their beneficial ownership of Cresud’s common shares in a 1.11% of Cresud’s outstanding share capital. Such increase was the result of:

●
The purchase in the open market of 419,421 common shares, 822,170 ADRs (equivalent to 8,221,700 common shares) and 1,251,166 warrants (equivalent to 1,405,310 common shares).

●
On February 18, 2021, IFISA’s voting power over 745,460 ADRs (equivalent to 7,454,600 common shares) expired. As a result, Controlling Person’s interest in Cresud decreased due to determination of the settlement agreement on February 18, 2020.

●
On February 12, 2021, the Company announced the launch of its public offering of shares for up to 90 million common shares (or its equivalent 9 million ADRs) and 90 million warrants. The reporting persons received 33,886,934 IRSA common shares (consisting of 2,218,344 common shares and 3,166,859 ADRs) and 33,886,934 IRSA warrants (equivalent to 38,061,804 common shares), which may be exercised within five years as of their issuance and converted into common shares.

●
The receipt of 4,927,755 common shares (consisting of 330,525 common shares and 459,723 ADRs) as a result of the distribution of treasury shares made by Cresud .

The variations reported in this Amendment No. 25 were effected in the period from  December 15, 2020 until June 9, 2023 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)
As of June 9, 2023, the Reporting Persons beneficially owned the equivalent of 267,986,787 common shares of Cresud on a fully diluted basis, representing 38.70% of its outstanding share capital on a fully diluted basis. As of June 9, 2023, Cresud has issued a total of 593,389,883 common shares and the outstanding warrants amount to 88,293,771 (shares to be issued per warrant: 1.1232).

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of June 9, 2023:

SCHEDULE 13D

CUSIP No. 226406106

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	267,986,787	38.70%
Total	692,561,446	100%

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay and Agroinvestment, and Director of CVC Cayman. As of June 9, 2023, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of June 9, 2023, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. As of June 9, 2023, Elsztain owns 85% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owns the equivalent of 98,712,214 common shares of the outstanding equity capital of Cresud, representing approximately 14.25% of Cresud’s issued and outstanding common shares on a fully diluted basis

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)
IFISA directly owns the equivalent of 130,499,880 common shares of Cresud representing approximately 18.84% of Cresud’s issued and outstanding common shares on a fully diluted basis

(iv)
CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)
CAM is the direct owner of 100% of the common shares of CVC Uruguay, but does not directly own Cresud’s common shares;

(vi)
Agroinvestment directly owns the equivalent of 38,773,393 common shares of Cresud representing approximately 5.60% of Cresud’s issued and outstanding common shares on a fully diluted basis; and

(vii)
CVC Uruguay directly owns 1,300 common shares of Cresud representing approximately 0.0002% of Cresud’s issued and outstanding common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Cresud as of June 9, 2023:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 267,986,787 common stock on a fully diluted basis, representing 38.70% of the issued and outstanding common shares and warrants of Cresud, as of June 9, 2023.

(a)
Item 5(a) is incorporated herein by reference.

(b)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares that were effected during the last sixty days of the Transaction Period are listed on Annex I.

    (d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 226406106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

-
On June 07, 2017 and on November 1, 2017, as amended from time to time, IFISA executed two Loan Agreements, for which the lender holds as collateral 3,144,654 ADRs of Cresud, each ADR representing 10 common shares. IFISA maintains the voting and economic rights related to the ADRs
-
IFISA  has executed Loan Agreements for which the lender holds as collateral 949,423 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs .
-
Between  October 23, 2017 and June 9, 2023, several Loan Agreements were executed between IFISA as lender and IFIS as borrower, pursuant to which IFISA loaned 3,380,749 ADRs of Cresud to Agroinvestment .
-
On  October 30, 2017 and amended from time to time, Agroinvestment executed a Credit Agreement for which the lender holds as collateral 4,102,871 ADRs of Cresud, each representing 10 common shares. Notwithstanding the aforementioned, the Reporting persons maintain the voting and economic rights related to the ADRs .
-
On May 9, 2019, a Loan Agreement was executed where Agroinvestment as borrower, has received 706,550 ADRs of Cresud.
-
On November 12, 2019, IFISA executed a lending agreement under which 422,509 Cresud ADRs were included in the collateral portfolio (among other assets).
-
On  June 8, 2020, as amended from time to time, IFISA executed Loan Agreements for which the lender holds as collateral 530,349 ADRs of Cresud, each ADR representing 10 common shares. IFISA maintains the voting and economic rights related to the ADRs .
-
On  January 27, 2021, Eduardo Elsztain executed a lending agreement under which 6,305,795 Cresud ADRs were included in the collateral portfolio (among other assets)
-
IFISA has executed Loan Agreements for which the lender holds as collateral 1,737,466 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs
-
Eduardo Elsztain has executed Loan Agreements for which the lender holds as collateral 2,022,426 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, Eduardo Elsztain maintains the voting and economic rights related to the ADRs.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

SCHEDULE 13D

CUSIP No. 226406106

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st Floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Vice Chairman Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl Zang Director Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain Chairman Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Martín Polak Director Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600, Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Second Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina		4.Ilan Ariel Elsztain Alternate Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Chairman 4th floor Harbour Place, South Church Street P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 4th floor Harbour Place, South Church Street P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 106, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Martín Polak Director Ruta 8 KM 17.500 Edificio@1 Local 106, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Vice Chairman Ruta 8 KM 17.500 Edificio@1 Local 106, 91600, Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 106, 91600, Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman Zabala 1422, 2nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina	3.	Martin Polak Second Vice Chairman Zabala 1422, 2nd Floor 11500, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Mariana Renata Carmona de Elsztain Vice Chairman Zabala 1422, 2nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Ilan Elsztain Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Eduardo Kalpakian Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mariana Renata Carmona de Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Alberto Antonini Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	14.	Liliana Glikin Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

6.	Fernando Adrián Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	15.	Iair Elsztain Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Dámaso Labaqui Palacio Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	16.	Alejandro Mario Bartolome Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
8.	Alejandro Gustavo Casaretto Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	17.	María Gabriela Macagni Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
9.	Gastón Armando Lernoud Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	18.	Nicolás Bendersky Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Diego Francisco Chillado Biaus Chief Operative Officer of Argentina Carlos M. Della Paolera 261, 9th floor (C1001ADA) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 9, 2023

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board